January 24, 2006


Mr. Michael D. Bennett
Vice President, Secretary and Treasurer, MFRI, Inc.
7720 Lehigh Avenue
Niles, IL 60714


Re:	MFRI, Inc.
Form 10-K for the fiscal year ended January 31, 2005
      Form 10-Q for the period ended October 31, 2005
      File No. 1-32530

Dear Mr. Bennett:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Liquidity and Capital Resources, page 18
1. Your discussion of cash flows provided by operating activities merely repeats information that a reader can readily obtain from your balance sheets and statements of cash flows. Revise your disclosures to discuss the reasons for significant changes in operating assets and liabilities from period to period. Refer to SEC Release 33-8350.


2. Your tabular disclosure of contractual obligations on page 19 does not include all of your future obligations. To increase the transparency of cash flow, please include scheduled interest payments in your table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions. Refer to Item 303(a)(5) of Regulation S-K and
Release 33-8182.
3. Your disclosure indicates that you are currently classifying your revolving credit agreement as long-term debt. We note that your loan agreement provides that all payments by your customers are deposited in a bank account from which all funds may only be used to pay the debt under the loan agreement. Please explain to us the details of your 2005 refinancing which allow you to classify the balances owed under the revolving credit agreement as long-term based on EITF 95-22.

Item 9A-Controls and Procedures, page 24
4. We note that your Chief Executive Officer and Chief Financial
Officer concluded that as of January 31, 2005, disclosure controls and procedures "were not entirely effective as they relate to inventory for the Company`s subsidiary, Midwesco Filter." Please revise to address your officer`s conclusions regarding the disclosure controls and procedures of the entire company.

Note 2-Significant Accounting Policies-Revenue Recognition, page
32
5. We note that all subsidiaries of the Company, other than Perma-Pipe, recognize revenues at the date of shipment. We also note that your filtration products business provides certain services, please demonstrate to us and revise future filings to further clarify, your compliance with SAB 101 and 104.

Note 11-Business Segment and Geographical Information, page 44
6. We note your three reportable segments: filtration products, piping systems and industrial process cooling equipment. It appears to us that you have aggregated various business units into these reportable segments. Demonstrate to us that the operating segments you aggregate meet all of the aggregation criteria in paragraph 17 of SFAS 131, including similar economic characteristics. In addition, revise future filings to provide product-line disclosures as required by paragraph 37 of SFAS 131, or tell us why they are not required. Please provide a reconciliation of your reportable segment`s income from operations to income before income taxes, extraordinary items, discontinued operations and the cumulative effect of changes in accounting principles as required by paragraph 32b of SFAS 131.


10-Q for the period ended October 31, 2005

Item 4.  Controls and Procedures, page 14
7. We note that your Chief Executive Officer and Chief Financial Officer concluded that the Company`s "disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed in the Company`s periodic SEC filings." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule
13a-
15(e). Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective.
 	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision.. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732 or to the undersigned at (202) 551-3768.

Sincerely,



John Cash
Branch Chief
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Mr. Michael Bennett
MFRI, Inc.
January 24, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE